Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2017

(Summary of the 2017 Annual Report)

1 Important Notice

1.1 This Results Announcement is a summary of the full version of the 2017 Annual Report. To get a full understanding of the operating results, financial position and future development plans of PetroChina Company Limited (the “Company”), investors should read the full version of the 2017 Annual Report carefully. The full version of the 2017 Annual Report is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The Board of Directors (the “Board” or “Board of Directors”) of the Company, the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in the annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in the annual report, and jointly and severally accept full responsibility thereof.

1.3 Except that Mr. Yu Baocai, a non-executive Director and Mr. Duan Liangwei, a non-executive Director were absent from the first meeting of the Board in 2018, other Directors have attended the first meeting of the Board in 2018.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2017, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

1.5 Corporate Information

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (“CNPC”). On December 19, 2017, 中國石油天然氣集團公司, the Chinese name of CNPC was changed into 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name). Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-050 for details.

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc.	Shanghai Stock Exchange

Contact persons and means of communication	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wu Enlai	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal code	100007
Telephone	86 (10) 5998 6270	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email address	jh_dong@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In return for the shareholders, the first meeting of the Board in 2018 recommends a final cash dividend of RMB0.06074 yuan (inclusive of applicable tax) per share for 2017 to all shareholders, based on the total share capital of the Company as at December 31, 2017, namely 183,020,977,818 shares. The cash dividend consists of a dividend of RMB0.02489 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2017 under IFRS) together with an additional final special dividend of RMB0.03585 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2017 annual general meeting to be held on June 5, 2018.

2 Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

Unit: RMB million

Items	For the year 2017	For the year 2016	Changes from the preceding year to this year (%)	For the year 2015
Revenue	2,015,890	1,616,903	24.7	1,725,428
Profit attributable to owners of the Company	22,798	7,857	190.2	35,517
Net cash flows from operating activities	366,655	265,179	38.3	261,312
Basic earnings per share (RMB)	0.12	0.04	190.2	0.19
Diluted earnings per share (RMB)	0.12	0.04	190.2	0.19
Return on net assets (%)	1.9	0.7	1.2 percentage points	3.0

Items	As at the end of 2017	As at the end of 2016	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2015
Total assets	2,404,612	2,396,651	0.3	2,393,844
Equity attributable to owners of the Company	1,193,520	1,189,024	0.4	1,179,716

2.2 Key Financial Data Prepared under CAS

Unit: RMB million

Items	For the year 2017	For the year 2016	Changes from the preceding year to this year (%)	For the year 2015
Operating income	2,015,890	1,616,903	24.7	1,725,428
Operating profit	57,769	46,939	23.1	56,430
Net profit attributable to equity holders of the Company	22,793	7,900	188.5	35,653
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	26,778	2,634	916.6	18,394
Net cash flows from operating activities	366,655	265,179	38.3	261,312
Weighted average returns on net assets (%)	1.9	0.7	1.2 percentage points	3.0
Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21
Basic earnings per share (RMB)	0.12	0.04	188.5	0.19
Diluted earnings per share (RMB)	0.12	0.04	188.5	0.19

Items	As at the end of 2017	As at the end of 2016	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2015
Total assets	2,404,910	2,396,950	0.3	2,394,094
Equity attributable to equity holders of the Company	1,193,810	1,189,319	0.4	1,179,968

Items	First Quarter 2017	Second Quarter 2017	Third Quarter 2017	Fourth Quarter 2017
Operating income	493,559	482,350	481,795	558,186
Net profit attributable to equity holders of the Company	5,699	6,975	4,688	5,431
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	6,865	8,437	6,654	4,822
Net cash flows from operating activities	72,988	71,845	99,462	122,360

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2017 was 530,958, consisting of 524,092 holders of A shares and 6,866 registered holders of H shares (including 189 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Stock Listing Rules of the Shanghai Stock Exchange are satisfied.

Number of shareholders as at the end of 2017	530,958	Number of shareholders as at the end of one month preceding publication of this announcement (i.e. as at February 28, 2018)	529,075

Shareholdings of the top ten shareholders as at the end of 2017

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	82.55	151,088,693,528	(1)	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.40	20,866,335,033	(3)	0	0
CNPC－CSC－17 CNPC E2 Pledge and Trust Special Account (4)	State-owned legal person	2.087	3,820,000,000		0	3,820,000,000
CNPC－CSC－17 CNPC EB Pledge and Trust Special Account(5)	State-owned legal person	1.126	2,061,000,000		0	2,061,000,000
China Securities Finance Corporation Limited	State-owned legal person	0.672	1,229,176,030		0	0
China Baowu Steel Group Corporation	State-owned legal person	0.341	624,000,000		0	0
Ansteel Group Corporation Limited	State-owned legal person	0.240	440,000,000		0	0
Central Huijin Asset Management Co., Ltd.	State-owned legal person	0.113	206,109,200		0	0
Hong Kong Securities Clearing Company Limited (HKSCC) (6)	Overseas legal person	0.029	52,324,732		0	0
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Other	0.027	49,599,229		0	0

Note: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
(4)	On November 21, 2017, CNPC transferred 3,820,000,000 A shares to CNPC－CSC－17 CNPC E2 Pledge and Trust Special Account as 17 CNPC E2 Pledge and Trust Property, representing approximately 2.09% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-049 and the announcement on the website of Hong Kong Stock Exchange on November 21, 2017 .
(5)	On July 3, 2017, CNPC transferred 2,061,000,000 A shares to CNPC－CSC－17 CNPC EB Pledge and Trust Special Account as 17 CNPC EB Pledge and Trust Property, representing approximately 1.13% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-028 and the announcement on the website of the Hong Kong Stock Exchange on July 3, 2017 .
(6)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and, acting as a nominee holder, holds the A shares of the Company in Shanghai Stock Exchange purchased by investors through the Hong Kong Stock Exchange.

Statement on connected parties or concert parties among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and HKSCC that are both the wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd. that are holders of ordinary shares of Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2017, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	151,088,693,528	(L)	Beneficial Owner	93.31	82.55
	H Shares	291,518,000	(L) (1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

BlackRock, Inc. (2)	H Shares	1,708,337,141	(L)	Interest of Corporation Controlled by the Substantial Shareholder	8.10	0.93
		41,378,000	(S)		0.20	0.02

JPMorgan Chase & Co. (3)	H Shares	1,166,628,093	(L)	Beneficial Owner/ Investment Manager/Trustee/ Approved Lending Agent	5.52	0.64
		157,271,150	(S)	Beneficial Owner	0.74	0.09
		608,978,090	(LP)	Approved Lending Agent	2.88	0.33

Citigroup Inc. (4)	H Shares	1,100,239,676	(L)	Holder of the Guaranteed Interest of Shares /Interest of Corporation Controlled by the Substantial Shareholder/Approved Lending Agent	5.21	0.60
		42,287,961	(S)	Interest of Corporation Controlled by the Substantial Shareholder	0.20	0.02
		905,382,168	(LP)	Approved Lending Agent	4.29	0.49

(L) Long position        (S) Short position        (LP) Lending pool

Note:

(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2)	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,708,337,141 H shares (long position) and 41,378,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
(3)

JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 437,607,586 H shares (long position) and 157,271,150 H shares (short position) were held in its capacity as beneficial owner, 120,017,317 H shares (long position) were held in its capacity as investment manager, 25,100 H shares (long position) were held in its capacity as trustee, and 608,978,090 H shares (long position) were held in its capacity as approved lending agent. These 1,166,628,093 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager, trustee and approved lending agent.
(4)	Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 17,228,800 H shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 177,628,708 H shares (long position) and 42,287,961 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 905,382,168 H shares (long position) were held in its capacity as approved lending agent. These 1,100,239,676 H shares (long position) included the interests held in its capacity as holder of the guaranteed interest of shares, interest of corporation controlled by the substantial shareholder and approved lending agent.

As at December 31, 2017, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Structure Chart on Ownership and Controlling Relationship between the Company and the Ultimate Controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

3 Directors’ Report

3.1 Discussion and Analysis of Operations

In 2017, the global economy turned for the better gradually. The steady recovery in major developed countries was accompanied by robust economic growth in emerging markets. China’s economy remained stable with a turn for the better beyond expectations. The quality and efficiency of China’s economic growth were enhanced step by step. The supply and demand in the global oil and gas market tended for balance and the international oil prices kept fluctuating at a middle/low level. The system reform on domestic oil and natural gas sector was deepened continuously, resulting in a more active market. The Group took proactive measures to cope with changes in the external circumstances, adhered to steady development policies, further promoted the idea of driving development by reform and innovation, focused on developing its principal business of oil and gas operations, brought its whole industry chain strengths into full play, optimised its resources allocation, production and operation, and intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency. As a result, the production and operation of the Group was stable and under control and the operating results remained stable with a turn for the better. In 2017, due to such factors as the rise in the prices of crude oil, natural gas and refined products as compared with the same period of last year, the Group achieved a revenue of RMB2,015,890 million, representing an increase of 24.7% as compared with last year, and the net profit attributable to owners of the Company was RMB22,798 million, representing an increase of 190.2% as compared with last year.

3.1.1 Market Review

(1) Crude Oil Market

In 2017, supply and demand fundamentals in the international crude oil market took a turn for the better in general. International oil prices moved in a V shape and, taken as a whole, experienced a rise as compared with last year. Due to geopolitical risks and frequent unexpected events, the oil price fluctuated frequently in a short period in the year. The annual average spot price of North Sea Brent crude oil was US$54.19 per barrel, representing an increase of 23.9% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$50.79 per barrel, representing an increase of 17.2% as compared with last year. The average spread between WTI and North Sea Brent expanded obviously.

According to the information of the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in 2017 was 191.42 million tons, representing a decrease of 3.2% as compared with last year.

(2) Refined Products Market

In 2017, the growth in the domestic consumption of refined products rebounded slightly. The growth rate in gasoline consumption to some extent slowed down while the growth rate of diesel consumption turned from negative to positive. The domestic refining capabilities continued to grow, resulting in an increased growth in processed crude oil and relatively ample supply in the market. The net exports of refined products further increased.

According to the information of NDRC, domestically processed crude oil amounted to 562.46 million tons in 2017, representing an increase of 7.4% as compared with last year. Domestic output of refined products was 346.17 million tons, representing an increase of 6.9% as compared with last year. The consumption of refined products was 306.61 million tons, representing an increase of 5.9% as compared with last year, of which the consumption of gasoline increased by 10.2% and the consumption of diesel increased by 2.0% as compared with last year. The domestic gasoline and diesel prices were adjusted 17 times in 2017. As a result, the reference gasoline price, in aggregate, increased by RMB435 yuan per ton and the reference diesel price, in aggregate, increased by RMB420 yuan per ton. The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In 2017, the overall performance of the domestic market of chemical products was favourable. In the first half of 2017, the domestic demand for chemical products was weak and the crude oil prices fluctuated downwards, which resulted in a downward adjustment of the prices of chemical products. In the second half of 2017, the prices of chemical products fluctuated upwards with the prices of certain products rising to the high level of the year, due to the steady increase in the demand for chemical products, the continuous supply-side reform and environmental protection policies implemented by the PRC, which reduced the supply of chemical products to a certain extent and the rise in the price of crude oil, which resulted in increase of the trading volume of the chemical market.

(4) Natural Gas Market

In 2017, the growth rate of natural gas consumption returned to a double-digit number. Both the domestic output of natural gas and the imports of natural gas increased rapidly. The overall supply and demand in the market was in a state of tight balance. The PRC sped up the marketisation reform of the natural gas market, reduced the benchmark city gate price of natural gas used for non-residential purposes and strengthened the regulation of pipeline transportation prices. Shanghai Oil and Gas Exchange launched competitive price transactions for the first time, bringing market into a stronger position in determining prices.

According to the information of NDRC, domestic output of natural gas reached 148.7 billion cubic metres in 2017, representing an increase of 8.5% as compared with last year; natural gas imports amounted to 92.0 billion cubic metres, representing an increase of 27.6% as compared with last year; and the apparent consumption of natural gas was 237.3 billion cubic metres, representing an increase of 15.3% as compared with last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration

In 2017, the Group continued to optimise its deployment of exploration activities to discover quality reserves with economies of scale. The Group tried to improve the efficiency and profitability of its exploration activities and put the reserves with economies of scale into production, thus further reinforcing the base of resources for keeping oil production stable and increasing gas output, by centralised exploration, furthering refined exploration and promoting integrated exploration. As a result of these efforts, the Group made important discoveries in the exploration of both oil and gas. New strategic replacement reserve was developed in the Junggar Basin of Xinjiang, of which a significant discovery of exploration was made in Taitema Lake area. The oil and natural gas exploration in the Tarim Basin and Sichuan Basin successively made a new break-through. A group of quality reserves with economies of scale which are available for production were confirmed in the Erdos, Songliao and Bohai Bay Basins.

Domestic Development and Production

In 2017, in its development of crude oil, the Group carried out capacity construction in key areas like Taitema Lake area in Xinjiang with steady steps and optimised the development plans and production structure in developed oil fields, with a view to ensuring the overall results of development. With regard to the natural gas business, the Group grasped the opportunities offered by the rapid growth of demand for natural gas, further consolidated the basis for the stable production of developed gas fields, sped up the release of newly-built capacities and organised the production of gas fields based on seasonal demands, thus maintaining a continuous growth in the output of natural gas. Changqing oilfield kept its highly efficient and steady production with an oil and gas equivalent output of 50 million tons or more. The major gas fields in Tarim and the southwestern region were developed with high efficiency and put into production continuously. The Group pushed forward the development of unconventional oil and gas with steady steps and sped up capacity construction in the Changning-Weiyuan National-level Demonstrative Shale Gas Development Area. The production of coalbed methane also maintained the momentum of growth. In 2017, the domestic business achieved a crude oil output of 743.1 million barrels, representing a decrease of 2.7% as compared with last year, a marketable natural gas output of 3,153.0 billion cubic feet, representing an increase of 4.8% as compared with last year, and an oil and natural gas equivalent output of 1,268.8 million barrels, representing an increase of 0.3% as compared with last year.

Overseas Oil and Gas

In 2017, in its overseas oil and gas cooperative operations, the Group grasped such opportunities as The Belt and Road Initiative of the PRC to consolidate and develop its five major oil and gas cooperation areas, strengthening the overall research and selection of projects and focusing on profitable exploration in overseas oil and gas exploration. The Group kept optimising its development plans and devoted more efforts on the development of high-profitability projects, thus achieving a steady production of oil and gas. In 2017, the oil and natural gas equivalent output from overseas operations reached 189.0 million barrels, representing a decrease of 6.1% as compared with last year, accounting for 13.0% of the total oil and natural gas equivalent output of the Group.

In 2017, the Group’s total crude oil output reached 887.0 million barrels, representing a decrease of 3.7% as compared with last year. The marketable natural gas output reached 3,423.4 billion cubic feet, representing an increase of 4.5% as compared with last year. The oil and natural gas equivalent output amounted to 1,457.8 million barrels, representing a decrease of 0.6% as compared with last year. As at the end of the current reporting period, the total area to which the Group had the exploration and mining right of oil and natural gas (including coalbed methane) amounted to 316.5 million acres, among which the area of exploration right was 286.8 million acres and the area of mining right was 29.7 million acres. The number of net wells in the process of being drilled was 571. The number of wells with multiple completion during the current reporting period was 7,706.

Summary of Operations of the Exploration and Production Segment

	Unit	2017	2016	Year-on-year change (%)
Crude oil output	Million barrels	887.0	920.7	(3.7)
of which: domestic	Million barrels	743.1	763.8	(2.7)
overseas	Million barrels	143.9	156.9	(8.3)
Marketable natural gas output	Billion cubic feet	3,423.4	3,274.5	4.5
of which: domestic	Billion cubic feet	3,153.0	3,008.3	4.8
overseas	Billion cubic feet	270.4	266.2	1.6
Oil and natural gas equivalent output	Million barrels	1,457.8	1,466.6	(0.6)
of which: domestic	Million barrels	1,268.8	1,265.3	0.3
overseas	Million barrels	189.0	201.3	(6.1)
Proved reserves of crude oil	Million barrels	7,481	7,438	0.6
Proved reserves of natural gas	Billion cubic feet	76,888	78,712	(2.3)
Proved developed reserves of crude oil	Million barrels	5,593	5,176	8.1
Proved developed reserves of natural gas	Billion cubic feet	39,243	40,664	(3.5)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2017, based on market demand, the Group adjusted and optimised the allocation of refinery resources and the structure of products, intensified the upgrading of product quality, reasonably reduced the diesel-gasoline ratio from 1.40 last year to 1.29 this year, strengthened the production of chemical products, optimised the sources and distribution of raw materials, and increased the output of high value-added products. The output of chemical commodities increased by 4.4% as compared with last year. Grasping the opportunities in the market, the Group made a timely adjustment to its chemical products marketing strategy. As a result, the Group achieved stable growth in sales volume of high-profitability products and in high-profitability regions. In 2017, the Group processed 1,016.9 million barrels of crude oil, representing an increase of 6.7% as compared with last year. Among that, 681.3 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 67.0%, which was a result of good synergy. In 2017, the Group produced 92.715 million tons of refined products, representing an increase of 7.8% as compared with last year, and 5.764 million tons of ethylene, representing an increase of 3.1% as compared with last year.

The Group carried out its key refining and chemicals projects in an orderly manner. Yunnan Petrochemical’s refinery project succeeded in its first trial-run. The renovation and expansion of Huabei Petrochemical and Liaoyang Petrochemical were promoted steadily.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2017	2016	Year-on-year change (%)
Processed crude oil	Million barrels	1,016.9	953.3	6.7
Gasoline, kerosene and diesel output	’000 tons	92,715	86,022	7.8
of which: Gasoline	’000 tons	37,363	33,275	12.3
Kerosene	’000 tons	7,111	6,058	17.4
Diesel	’000 tons	48,241	46,689	3.3
Crude oil processing load	%	80.3	80.3	—
Light products yield	%	78.4	78.9	(0.5 percentage point	)
Refining yield	%	93.3	93.5	(0.2 percentage point	)
Ethylene	’000 tons	5,764	5,589	3.1
Synthetic Resin	’000 tons	9,284	9,078	2.3
Synthetic fibre materials and polymers	’000 tons	1,390	1,410	(1.4)
Synthetic rubber	’000 tons	809	760	6.4
Urea	’000 tons	1,439	1,900	(24.3)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2017, the Group took active steps to cope with unfavourable conditions such as ample supply of resources and fiercer competition, including making an overall planning for domestic and overseas markets and optimising allocation of resources, so as to maximise profits while ensuring the smoothness of the whole business chain. The Group took active steps to adapt to changes in market competition and customer demand, promoted the third-party payment and retail APP businesses, pushed forward theme marketing and joint promotion, strengthened the integrated marketing of refined products, fuel cards, non-oil business, lubricants and natural gas, and increase the sales percentage of high-profitability products. The Group devoted more efforts to construct its sales network and put 504 new service stations into operation. The total number of service stations operated by the Group reached 21,399.

International Trading Operations

In 2017, in terms of the international trading operations, the Group strengthened the coordination of production, sales and trade, brought the role of oil and gas operation centres into play, made overall planning for and optimised the export and import resources, and took proactive actions to develop high-end and high-profitability markets, which further enhanced international trade scale and operation quality.

Summary of Operations of the Marketing Segment

	Unit	2017	2016	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 tons	169,466	159,107	6.5
of which: Gasoline	’000 tons	65,293	62,406	4.6
Kerosene	’000 tons	16,849	16,533	1.9
Diesel	’000 tons	87,324	80,168	8.9
Market share in domestic retail market	%	37	38	(1 percentage point	)
Number of service stations	Units	21,399	20,895	2.4
of which: owned service stations	Units	20,350	20,101	1.2
Sales volume per service station	Tons/day	10.49	10.46	0.3

(4) Natural Gas and Pipeline

In 2017, based on the tight balance on supply and demand of natural gas, the Group made comprehensive arrangements for resource organisation, transportation, allocation and marketing. The Group gave full play to its advantage of centralised allocation, enhanced its capabilities of peak regulation, organised oil and gas allocation and transportation in a scientific manner, and ensured smooth operation of the business chain. With respect to sales of natural gas, the Group continued to develop the key high-profitability markets, carried out differentiated marketing, continued to enhance regional sales competitiveness, and initially established a natural gas sales system that focuses on both online and offline trading. The Group continued to improve the construction of its pipeline network. Projects including the Fourth Shaanxi-Beijing Gas Pipeline and Yunnan Refined Oil Pipeline have been put into operation as scheduled.

In 2017, the Group sold 186.57 billion cubic metres of natural gas, representing an increase of 1.8% as compared with last year. Among that, 121.01 billion cubic metres were sold in domestic, representing an increase of 11.2% as compared with last year and achieving a double-digit number growth. As at the end of 2017, the Group’s domestic oil and gas pipelines measured a total length of 82,374 km, consisting of 51,315 km of natural gas pipelines, 19,670 km of crude oil pipelines and 11,389 km of refined product pipelines.

3.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2017, the Group achieved a revenue of RMB2,015,890 million, representing an increase of 24.7% as compared with last year. Net profit attributable to owners of the Company was RMB22,798 million, representing an increase of 190.2% as compared with last year. Basic earnings per share were RMB0.12 yuan, representing an increase of RMB0.08 yuan as compared with last year.

Revenue    The revenue increased by 24.7% from RMB1,616,903 million for 2016 to RMB2,015,890 million for 2017. This was primarily due to the increasing selling prices of the majority of oil and gas products and the increase in the sales volume. The table below sets out external sales volume and average realised prices for major products sold by the Group in 2017 and 2016 and their respective percentage of change:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2017	2016	Percentage of Change (%)	2017	2016	Percentage of Change (%)
Crude oil	114,930	100,108	14.8	2,392	1,881	27.2
Natural gas (hundred million cubic metres, RMB/’000 cubic metre)	1,865.65	1,832.05	1.8	1,236	1,097	12.7
Gasoline	65,293	62,406	4.6	6,386	5,725	11.5
Diesel	87,324	80,168	8.9	4,600	4,127	11.5
Kerosene	16,849	16,533	1.9	3,552	2,869	23.8
Heavy oil	23,395	22,952	1.9	2,380	1,892	25.8
Polyethylene	4,739	4,764	(0.5)	8,559	7,981	7.2
Lubricant	1,283	1,122	14.3	7,693	7,424	3.6

Note: The sales volume listed in the table above represents all external sales volume of the Group.

Operating Expenses    Operating expenses increased by 25.2% from RMB1,556,268 million for 2016 to RMB1,948,168 million for 2017, of which:

Purchases, Services and Other     Purchases, services and other increased by 34.0% from RMB959,640 million for 2016 to RMB1,285,716 million for 2017. This was primarily due to the fact that the Group’s expenses for purchasing oil and gas products and trading increased.

Employee Compensation Costs     Employee compensation costs (including salaries, such additional costs as different types of insurances, housing funds and training fees for various types of employees) were RMB125,384 million for 2017, representing an increase of 6.6% from RMB117,662 million for 2016, primarily due to the fact that the Group kept improving its performance-based remuneration linkage system and the average wages in society went up, resulting in increase of employee compensation costs.

Exploration Expenses    Exploration expenses increased by 28.6% from RMB18,576 million for 2016 to RMB23,884 million for 2017. This was primarily due to the fact that in order to consolidate the oil and gas resource foundation, the Group optimised its exploration deployment and stepped up the investment in oil and gas exploration.

Depreciation, Depletion and Amortisation     Depreciation, depletion and amortisation increased by 8.8% from RMB218,147 million for 2016 to RMB237,375 million for 2017, mainly due to the fact that the Group made provision for assets impairment in accordance with the accounting standards and depreciation and depletion increased as a result of an increase in the cost of property, plant and equipment.

Selling, General and Administrative Expenses     Selling, general and administrative expenses increased by 3.8% from RMB74,255 million for 2016 to RMB77,042 million for 2017. This was primarily due to the fact that the repair expenses and lease expenses increased as a result of the expansion of the business scale of the Group.

Taxes other than Income Taxes    Taxes other than income taxes increased by 4.4% from RMB189,608 million for 2016 to RMB198,022 million for 2017. Specifically, the consumption tax increased by RMB2,440 million from RMB140,268 million for 2016 to RMB142,708 million for 2017; and the resource tax increased by RMB3,528 million from RMB14,472 million for 2016 to RMB18,000 million for 2017.

Other (Expenses)/Income, net    Other expenses, net for 2017 was RMB745 million, while other income, net for 2016 was RMB21,620 million. This was primarily due to the combined effects of the following factors: (1) in 2016 the disposal of certain equity interests in Trans-Asia Gas Pipeline Co., Ltd. (the “Trans-Asia Pipeline”) realised proceeds of RMB24,534 million, and (2) the VAT refund relating to the importation of natural gas as recognised for 2017 increased.

Profit from Operations    The profit from operations for 2017 was RMB67,722 million, representing an increase of 11.7% from RMB60,635 million for 2016.

Net Exchange (Loss)/Gain    Net exchange loss for 2017 was RMB1,094 million, while the Group incurred a net exchange gain of RMB1,257 million in 2016. This is primarily due to the depreciation of US Dollar against Renminbi as compared with last year.

Net Interest Expense     Net interest expense decreased by 6.5% from RMB20,857 million for 2016 to RMB19,507 million for 2017, primarily due to a decrease in the average balance of interest-bearing borrowings compared with last year as a result of active measures to control debts and reduce interest.

Profit Before Income Tax Expense    Profit before income tax expense increased by 17.6% from RMB45,140 million for 2016 to RMB53,089 million for 2017.

Income Tax Expense     The income tax expense increased by 3.3% from RMB15,768 million for 2016 to RMB16,296 million for 2017, which was primarily due to the increase in taxable income.

Profit for the Year    Profit for 2017 increased by 25.3% from RMB29,372 million for 2016 to RMB36,793 million for 2017.

Profit Attributable to Non-controlling Interests    Net profit attributable to non-controlling interests decreased by 35.0% from RMB21,515 million for 2016 to RMB13,995 million for 2017, which was primarily due to the fact that the disposal of certain equity interests in Trans-Asia Pipeline last year was attributable to non-controlling interests.

Profit Attributable to Owners of the Company    The net profit attributable to owners of the Company increased by 190.2% from RMB7,857 million for 2016 to RMB22,798 million for 2017.

(2) Segment Results

Exploration and Production

Revenue    The realised revenue of the Exploration and Production segment for 2017 was RMB505,430 million, representing an increase of 22.5% from RMB412,484 million for 2016, which was primarily due to the combined effects of the rise in the price of and the decrease in the sales volume of crude oil, and the increase in the sales volume of natural gas and shale gas. The average realised crude oil price of the Group in 2017 was US$50.64 per barrel, representing an increase of 33.3% from US$37.99 per barrel in 2016.

Operating Expenses    Operating expenses of the Exploration and Production segment increased by 19.7% from RMB409,336 million for 2016 to RMB489,955 million for 2017, which was primarily due to the combined effects of realised proceeds derived from the disposal of certain equity interests in Trans-Asia Pipeline and the increase in depreciation, depletion and amortization.

The Group enhanced its control over costs and expenses continuously. The unit oil and gas lifting cost of the Group for 2017 was US$11.53 per barrel, representing a decrease of 1.2% from US$11.67 per barrel for 2016.

Profit from Operations    In 2017, in response to the increasingly complex development situation, the Exploration and Production segment, in its domestic operations, adhered to the low-cost strategy and the delicacy management, kept optimising the development plans, and took multi-measures to save energy and tap the potential synergies so as to raise the single well profit. In its overseas operations, the Exploration and Production segment devoted major efforts to broaden sources of income and reduce expenditure as well as cut costs and enhance efficiency by various means such as optimising assets and decreasing stock. In 2017, the Exploration and Production segment realised an operating profit of RMB15,475 million, representing an increase of RMB12,327 million from RMB3,148 million for 2016, contributing a substantial increase in the profit level.

Refining and Chemicals

Revenue    The revenue of the Refining and Chemicals segment increased by 21.5% from RMB582,510 million for 2016 to RMB707,804 million for 2017, primarily due to the increase in oil prices and the production of high-profitability products as a result of optimisation of the product structure. Both the sales volume and price of most of the refined and chemical products were increased.

Operating Expenses    Operating expenses of the Refining and Chemicals segment increased by 22.9% from RMB543,484 million for 2016 to RMB667,843 million for 2017, primarily due to the combined effects of (1) the increase in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers; and (2) impairment provision for some petrochemical assets with higher costs of production and operation in accordance with the accounting standards.

In 2017, the Refining and Chemicals segment continued to optimise its production and operation. Due to effects of the increase in the processing volume of crude oil and strengthened control over costs and expenses, the cash processing cost of refineries of the Group was RMB169.04 yuan per ton, representing a decrease of RMB10.89 yuan per ton from RMB179.93 yuan per ton as compared with last year.

Profit from Operations    In 2017, the Refining and Chemicals segment attached importance to the principle of market orientation and benefit, energetically pushed forward the structure optimisation, reform and innovation, increased the production of high value-added and market-favourable products, and kept improving internal profit generating capabilities; intensified control over costs and expenses, resulting in several economic indicators being better than last year and continuing to maintain a dominant position in profit contribution in the Company. In 2017, the Refining and Chemicals segment realised operating profits of RMB39,961 million, representing an increase of 2.4% as compared with RMB39,026 million for 2016. Among this, the refining operations recorded an operating profit of RMB32,573 million, representing an increase of 18.2% as compared with RMB27,565 million for 2016 due to the optimisation of product structure and increase of gross profit. Grasping the favourable opportunities of the chemical market undergoing a prosperous period, the chemical operations increased the sales of high-profitability products. However, as affected by the impairment provision for some petrochemical assets with higher production and operation costs, the refining operations realised an operating profit of RMB7,388 million, representing a decrease of 35.5%, as compared with RMB11,461 million for 2016.

Marketing

Revenue    The revenue of the Marketing segment increased by 27.6% from RMB1,301,616 million for 2016 to RMB1,660,456 million for 2017, primarily due to the combined effects of (1) the increase in both sales volume and prices of such products as gasoline and kerosene, and the rise in the price and the decrease in the sales volume of diesel; and (2) the increase in revenue derived from trade of oil products.

Operating Expenses    Operating expenses of the Marketing segment increased by 28.0% from RMB1,290,568 million for 2016 to RMB1,652,177 million for 2017, primarily due to an increase in the expenses arising from the purchase of refined oil from external suppliers.

Profit from Operations    In 2017, in active response to the unfavourable condition of fiercer competition in the market, the Marketing segment aimed for maximisation of the overall results of the Company. In domestic operations, the segment kept strengthening connection between production and sales and inventory management, optimised allocation of resources, intensified cost and expense control, deepened the integration of marketing and increased the profit from non-oil businesses. With regard to international trade, the segment intensified the coordination and cooperation with domestic industrial chain, and optimised the import and export of oil and gas resources. In 2017, the Marketing segment realised an operating profit of RMB8,279 million, representing a decrease of 25.1% as compared with RMB11,048 million for 2016.

Natural Gas and Pipeline

Revenue    The revenue of the Natural Gas and Pipeline segment amounted to RMB295,786 million for 2017, representing an increase of 19.5% as compared with RMB247,477 million for 2016, primarily due to the increase in the sales volume of natural gas.

Operating Expenses    Operating expenses of the Natural Gas and Pipeline segment amounted to RMB280,098 million for 2017, representing an increase of 22.0% as compared with RMB229,592 million for 2016, primarily due to the increase in the expense of purchasing natural gas.

Profit from Operations    In 2017, the Natural Gas and Pipeline segment overcame the negative effects of decline in city gate price, optimised the allocation of resources, reduced comprehensive purchase costs and continued to enhance cost control, and realised an operating profit of RMB15,688 million, which represents a decrease of 12.3% as compared with RMB17,885 million for 2016, primarily due to the effects that (1) the impairment on goodwill related to the acquisition of PetroChina United Pipelines Co., Ltd. amounted to RMB3,709 million; and (2) the sales of imported gas recorded a net loss of RMB23,947 million, representing an increase of loss of RMB9,063 million as compared with last year.

In 2017, the Group’s international operations(Note) realised a revenue of RMB721,374 million, accounting for 35.8% of the Group’s total revenue. Profit before income tax expense amounted to RMB4,543 million, accounting for 8.6% in the Group’s pre-tax profit. The Group’s international operations maintained a healthy development with further improved international operating ability.

Note: The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2017	As at December 31, 2016	Percentage of Change
	RMB million	RMB million	%
Total assets	2,404,612	2,396,651	0.3
Current assets	425,162	381,665	11.4
Non-current assets	1,979,450	2,014,986	(1.8)
Total liabilities	1,023,293	1,023,916	(0.1)
Current liabilities	576,667	499,263	15.5
Non-current liabilities	446,626	524,653	(14.9)
Equity attributable to owners of the Company	1,193,520	1,189,024	0.4
Share capital	183,021	183,021	—
Reserves	298,062	294,806	1.1
Retained earnings	712,437	711,197	0.2
Total equity	1,381,319	1,372,735	0.6

Total assets amounted to RMB2,404,612 million, representing an increase of 0.3% from that as at the end of 2016, of which:

Current assets amounted to RMB425,162 million, representing an increase of 11.4% from that as at the end of 2016, primarily due to the increase in cash, cash equivalents and time deposits with maturities over three months but within one year.

Non-current assets amounted to RMB1,979,450 million, representing a decrease of 1.8% from that as at the end of 2016, primarily due to the decrease in the net book value of property, plant and equipment. The asset-light strategy of the Group achieved obvious success by disposing of non-profitability or low-profitability assets, elevating the profitability of unit assets and realising a decrease in the amount of non-current assets for consecutive two years.

Total liabilities amounted to RMB1,023,293 million, representing a decrease of 0.1% from that as at the end of 2016, of which:

Current liabilities amounted to RMB576,667 million, representing an increase of 15.5% from that as at the end of 2016, primarily due to the increase in short-term borrowings, payables and accrued liabilities.

Non-current liabilities amounted to RMB446,626 million, representing a decrease of 14.9% from that as at the end of 2016, primarily due to the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,193,520 million, representing an increase of 0.4% from that as at the end of 2016, primarily due to the increase in reserves.

(4) Cash Flows

As at December 31, 2017, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2017 and 2016 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2017	2016
	RMB million	RMB million
Net cash flows from operating activities	366,655	265,179
Net cash flows used for investing activities	(243,546)	(175,887)
Net cash flows used for financing activities	(94,725)	(67,007)
Translation of foreign currency	(3,538)	2,873
Cash and cash equivalents at end of the year	122,777	97,931

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities in 2017 amounted to RMB366,655 million, representing an increase of 38.3% from RMB265,179 million in 2016. This was mainly due to the combined effects of increase in profit and strengthened management over inventories, payables and other working capital during the reporting period. As at December 31, 2017, the Group had cash and cash equivalents of RMB122,777 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 57.8% were denominated in Renminbi, approximately 36.4% were denominated in US Dollar, approximately 4.9% were denominated in HK Dollar and approximately 0.9% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

Net cash flows of the Group used for investing activities in 2017 amounted to RMB243,546 million, representing an increase of 38.5% from RMB175,887 million in 2016. The increase was primarily due to the reasonable arrangement by the Group of capital input based on the oil price trend and market change and the increase in capital expenditures during the reporting period.

Net Cash Flows Used for Financing Activities

Net cash used by the Group for financing activities in 2017 was RMB94,725 million, representing an increase of 41.4% from RMB67,007 million in 2016. This was primarily due to the combined effects of the efforts of the Group making overall arrangement for and optimising its debt structure, the reduction in the amount of debts, the decrease in the costs of financing, the decrease in long-term borrowings and the increase in short-term borrowings during the current period.

The net liabilities of the Group as at December 31, 2017 and December 31, 2016, respectively, were as follows:

	As at December 31, 2017	As at December 31, 2016
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	175,417	143,384
Long-term borrowings	289,858	372,887

Total borrowings	465,275	516,271

Less: Cash and cash equivalents	122,777	97,931

Net borrowings	342,498	418,340

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2017	As at December 31, 2016
	RMB million	RMB million
Within 1 year	189,050	160,572
Between 1 and 2 years	69,159	102,096
Between 2 and 5 years	191,879	209,653
After 5 years	70,179	106,879

	520,267	579,200

Of the total borrowings of the Group as at December 31, 2017, approximately 54.5% were fixed-rate loans and approximately 45.5% were floating-rate loans. Of the borrowings as at December 31, 2017, approximately 71.4% were denominated in Renminbi, approximately 26.7% were denominated in US Dollar, and approximately 1.9% were denominated in other currencies.

As at December 31, 2017, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/(interest-bearing borrowings+ total equity)) was 25.2% (27.3% as at December 31, 2016).

(5) Capital Expenditures

In 2017, with respect to capital expenditures, the Group focused on the principles of quality and profitability, continued to optimise the capital expenditure structure, put more emphasis on supporting upstream business while controlling the overall scale of capital expenditures reasonably and continued to enhance the sustainable development ability. In 2017, the capital expenditures of the Group amounted to RMB216,227 million, representing an increase of 25.4% from RMB172,386 million in 2016. The table below sets out the capital expenditures of the Group for 2017 and 2016 and the estimated capital expenditures for 2018 for each of the business segments.

	2017		2016		Estimates for 2018
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	161,997	74.92	130,248	75.56	167,600	74.22
Refining and Chemicals	17,705	8.19	12,847	7.45	19,800	8.77
Marketing	10,982	5.08	7,983	4.63	16,500	7.31
Natural Gas and Pipeline	24,529	11.34	20,340	11.80	20,000	8.86
Head Office and Other	1,014	0.47	968	0.56	1,900	0.84

Total	216,227	100.00	172,386	100.00	225,800	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2017 and 2016, and the estimates for the same for 2018 would be RMB176,426 million, RMB139,135 million, and RMB178,600 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2017 amounted to RMB161,997 million, which were primarily used for domestic oil and gas exploration projects in 16 oil and gas fields, the construction of oil and gas production capacity projects in the oil and gas fields, and large-scale oil and gas development projects located in the five major overseas cooperative regions.

It is anticipated that capital expenditures for the Exploration and Production segment for 2018 will amount to RMB167,600 million. The Group will put more efforts in domestic exploration in key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. For domestic development activities, the Group will focus on a stable output of crude oil and growth in the output of natural gas by developing oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest, as well as enhance the development of unconventional resources such as shale gas. Overseas operations will continue to focus on the operation of existing projects and development of new projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure effective growth of scale.

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2017 amounted to RMB17,705 million, which were primarily used in the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical, and the construction of oil product quality upgrade projects.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2018 will amount to RMB19,800 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects, refined oil product quality upgrade projects and refining-chemical transformation and upgrade projects, such as Liaoyang Petrochemical optimization and efficiency renovation of Russia crude oil processing project, Huabei Petrochemical upgrade of refining quality and technical reformation of safety and environmental protection, the Guangdong refining-chemical integration project, the Daqing petrochemical structure adjustment and upgrade and large-scale refining-chemical project of producing ethylene out of ethane.

Marketing

Capital expenditures for the Group’s Marketing segment for 2017 amounted to RMB10,982 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2018 will amount to RMB16,500 million, which are expected to be used primarily for the construction and expansion of sales networks for domestic high-profitability refined oil markets and the construction of overseas oil and gas operating hubs.

Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2017 amounted to RMB24,529 million, which were mainly used for construction projects including the Third West-East Gas Pipeline, the Fourth Shaanxi-Beijing Gas Pipeline, the second Sino-Russia Crude Oil Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2018 will amount to RMB20,000 million, which are expected to be used primarily for the construction of key natural gas transmission projects such as China-Russia East Natural Gas Pipeline Project, Fujian-Guangdong main branch, gas storage and LNG equipment for storage and transportation, as well as the construction of gas branches and sales terminals.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2017 were RMB1,014 million, which were primarily used for research activities and development of the IT system.

It is anticipated that capital expenditures for the Head Office and Other segment of the Group for 2018 will amount to RMB1,900 million, which are expected to be used primarily for research activities and development of the IT system.

3.1.4 Business Prospects

In 2018, the global economy is expected to grow stronger when the economic environment continues to improve; however it will still face challenges. As the global oil market gradually tends to be balanced, the international oil price is likely to continue to run in volatility at a low or medium level. China’s economy is expected to keep growing in a stable way with an expected growth of approximately 6.5% in GDP, the consumption demand for oil and gas in

China maintains a growth momentum as a whole. With the implementation of system reform on oil and gas sector and deepening of The Belt and Road Initiative, sources of resources and cooperation between oil and gas will become more diversified; meanwhile with the promulgation of normative laws and regulations including the regulation on the administration of consumption tax on refined oil, a fairer market environment will be nurtured which facilitates the long-term business development of the Group. The Group will continue to adhere to its steady development guidelines, fully implement its four major strategies regarding resources, markets, internationalisation and innovation, continuously optimise the structure of industry chain, improve the value of its oil and gas business chains, and vigorously broaden its source of income, reduce expenditures, cut costs and improve efficiency in an effort to maintain a steady and positive improvement of its production and operation and continuously improve market competitiveness and corporate value.

In respect of exploration and production, the Group will focus on efficient exploration and development at low cost and put great efforts to increase reserves and production as well as improve profitability. With regards to its oil and gas exploration, the Group will aim to explore large-scale and high quality reserves, strengthen centralised exploration and fine exploration of the major basins and key series and strata, promote comprehensive exploration of resources including tight oil and gas, shale oil and gas and coalbed methane, and consolidate the resource base. With respect to its oil and gas production, the Group will, on the basis of stable output of oil and increase of gas, carry out construction of key projects of production capacity, focus on optimisation, arrangement and adjustment of development plans, achieve lean manufacturing driven by innovation and a balance between production and efficiency, advance the unconventional oil and gas businesses such as coalbed methane and shale gas in an orderly manner and endeavour to increase both production and efficiency. In 2018, the Group expects its crude oil output to be 888.2 million barrels and natural gas output to be 3,535.6 billion cubic feet, and oil and gas equivalent to be 1,477.6 million barrels.

In respect of refining and chemicals, the Group will, centring on market demand and facility features, make a scientific and reasonable arrangement for processing load, continuously optimise resource allocation and product structure, in order to achieve the most efficient utilisation of resources and maximum of overall value. In respect of the refining business, the Group will control the diesel-gasoline ratio, increase production of high-profitability and featured products; in respect of the chemical business, the Group will, in consideration of the market cycle, broaden sources of quality chemical raw materials, accelerate research and development on new products needed by the market, enhance the proportion of products of high-end, high value-added and high profitability; In respect of sales of chemical products, the Group will pay close attention to the market trend, promote coordination and combination of production, marketing, research and utilisation, and enhance market cultivation so as to increase sales and boost profit. The Group will push forward and implement the transformation and upgrading plan for oil refining and chemical businesses, accelerate structure adjustment and optimisation, and continuously improve its sustainable development ability and profitability. In 2018, the Group expects its crude oil processing output to be 1,123.1 million barrels.

In respect of marketing, the Group will pay close attention to the changes of the market, strengthen the connection between production and marketing, improve marketing network and enhance overall profit-generating capability. The Group will improve its strategy on market competitiveness, deepen the integrated marketing of refined oil, fuel cards, non-oil business, lubricants and natural gas, promote reconstruction and intelligent upgrading of gas stations, give full play to advantages of our brand “uSmile”, enhance innovation efforts on “Internet + Marketing”, deepen cross-industry cooperation, create an ecosystem of “people, vehicle and life”, and continuously enhance its profitability and market competitiveness.

In respect of natural gas and pipeline, the Group will devote efforts to coordinating resources and market, creating a strategic and value-oriented natural gas business chain. The Company will carry out overall management of the production, import, storage, transportation and marketing links, give play to comprehensive peak arrangement capability, form a pipeline network system featuring effective operation, flexible dispatch and stability and safety. The Company will continuously optimise sales flow, implement flexible sales strategy, track new business growth area of natural gas, carry out orderly market development and enhance the scale and strength of the development of end markets including urban gas. The Group will continue to push forward the construction of key pipelines and reinforce the construction of natural gas branches and terminal facilities.

In respect of international operations, the Group will continue to improve the strategic layout of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and the three major oil and gas operation hubs, further integrate resources and adjust structures, and increase operation efficiency as well as profitability. The Group will enhance comprehensive assessment and business negotiation of new projects, emphasise the exploration and development of existing key projects and high-profitability projects, and endeavour to increase reserve, output and profit. The Group will leverage on the synergy and cooperation between international trading and production and sales, make overall arrangements for import and export structures as well as domestic and foreign resources, improve the trading channels and marketing network, and improve the capability to allocate resources and create profits.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2017	As at December 31, 2016	Percentage of Change
	RMB million	RMB million	%
Total assets	2,404,910	2,396,950	0.3
Current assets	425,162	381,665	11.4
Non-current assets	1,979,748	2,015,285	(1.8)
Total liabilities	1,023,300	1,023,922	(0.1)
Current liabilities	576,667	499,263	15.5
Non-current liabilities	446,633	524,659	(14.9)
Equity attributable to equity holders of the Company	1,193,810	1,189,319	0.4
Total equity	1,381,610	1,373,028	0.6

For reasons for changes, please read Section (3) in 3.1.3.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2017	Cost of principal operations for the year 2017	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	488,876	401,320	12.8	22.6	11.2	8.7
Refining and Chemicals	700,983	445,965	13.1	21.7	35.5	(1.8)
Marketing	1,640,270	1,577,878	3.7	27.6	29.5	(1.3)
Natural Gas and Pipeline	288,620	261,291	9.2	19.4	22.1	(1.7)
Head Office and Other	136	192	—	(55.0)	24.7	—
Inter-segment elimination	(1,155,643)	(1,155,617)	—	—	—	—
Total	1,963,242	1,531,029	12.3	24.8	28.3	(0.1)

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal subsidiaries and associates under CAS

Name of company	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets /(liabilities)	Net profit/ (loss)
	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)	47,500	100.00	281,231	68,835	212,396	4,009
CNPC Exploration and Development Company Limited	16,100	50.00	158,683	26,479	132,204	3,695
PetroChina Hong Kong Limited	HK$7,592 million	100.00	136,799	68,813	67,986	6,499
PetroChina International Investment Company Limited	31,314	100.00	104,880	119,633	(14,753)	(10,968)
PetroChina International Co., Ltd.	18,096	100.00	164,819	111,574	53,245	5,490
PetroChina Pipelines Co., Ltd.	80,000	72.26	235,724	14,467	221,257	17,891
Dalian West Pacific Petrochemical Co., Ltd.	US$258 million	28.44	9,467	12,441	(2,974)	2,602
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	8,391	5,541	2,850	116
China Petroleum Finance Co., Ltd.	8,331	32.00	478,870	419,041	59,829	7,286
Arrow Energy Holdings Pty Ltd.	AUD2	50.00	25,969	22,152	3,817	(5,518)
CNPC Captive Insurance Co., Ltd.	5,000	49.00	12,150	6,098	6,052	364
Trans-Asia Pipeline Co., Ltd.	5,000	50.00	35,484	2,443	33,041	5,846

Note: (1)	Operating income and operating profit of Daqing Oilfield Company Limited for 2017 was RMB98,959 million and RMB6,119 million respectively.

3.3 Distribution Plan for the Final Dividend for 2017

In return for the shareholders, the Board recommends a final cash dividend of RMB0.06074 yuan (inclusive of applicable tax) per share for 2017 to all shareholders. The cash dividend consists of a dividend of RMB0.02489 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2017 under IFRS) together with an additional final special dividend of RMB0.03585 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2017 annual general meeting to be held on June 5, 2018. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 20, 2018. The register of members of H shares will be closed from June 15, 2018 to June 20, 2018 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 14, 2018. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 20, 2018 are eligible for the final dividend. The final dividend of A shares and H shares for 2017 will be paid on or about June 21, 2018 and July 26, 2018, respectively.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 5, 2018. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通 H 股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008 and were amended on February 24, 2017, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on June 20, 2018.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348) (國家稅務總局國稅函[2011]348號), the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2015] No.60) (《關於發布<非居民納稅人享受稅收協定待遇管理辦法 >的公告》(國家稅務總局公告 2015 年第 60 號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 20, 2018 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 14, 2018 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 20, 2018.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81號）) which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127號）), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Adjustment to the Rate of Gas VAT

On April 28, 2017, the Ministry of Finance and the State Administration of Taxation promulgated the Notice Regarding Policies on Simplifying and Consolidating Rates of Value Added Tax (Cai Shui [2017] No.37) (《關於簡併增值稅稅率有關政策的通知》（財稅[2017]37號）), in order to further promote the transformation from sales tax to value added tax, and simplify the structure of VAT rates. As of July 1, 2017, VAT rates have been simplified from four to three grades (i.e. 17%, 11% and 6%), and the rate of 13% has been cancelled. The applicable VAT rate of natural gas has been reduced from 13% to 11%.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s natural gas business and will benefit the operating results of the Group.

4.2 Accelerate the Use of Natural Gas

On June 23, 2017, the NDRC, together with other Ministries and Commissions released the Circular on Printing and Issuing the Comments on Speeding up the Promotion of the Use of Natural Gas (Fa Gai Neng Yuan [2017] No. 1217) (《關於印發<加快推進天然氣利用的意見> 的通知》（發改能源[2017]1217號）) to accelerate the promotion of the massive, efficient and scientific use of natural gas in the fields such as town gas, industrial fuel, gas power generation and transportation, contributing to the coordinated development across the upstream, midstream and downstream of the industry and an obvious increase of the proportion of natural gas in non-renewable energy consumption. The overall objective is to try to raise the proportion of natural gas in the structure of non-renewable energy consumption structure to approximately 10% and approximately 15% and the effective working gas volume of underground gas storage to over 14.8 billion cubic metres and over 35 billion cubic metres above by 2020 and 2030, respectively.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s natural gas business and will benefit the operating results of the Group.

4.3 Determination of Prices of Trans-Provincial Pipeline Transportation of Natural Gas

On August 29, 2017, the NDRC issued the Notice on the Determination of Prices of Trans-Provincial Pipeline Transportation of Natural Gas (Fa Gai Jia Ge Gui [2017] No.1581) (《關於核定天然氣跨省管道運輸價格的通知》（發改價格規 [2017]1581號）). The prices of trans-provincial pipeline transportation of natural gas so determined shall be complied with as from September 1, 2017.

The above-mentioned event did not affect the continuity of the business operation of the Group and the stability of the management of the Group, and will not have any material impact on the continuing healthy development of business and the future financial position and operational results of the Group.

4.4 Adjustment to the Price of Non-resident Natural Gas

On August 29, 2017, the NDRC released the Circular on Cutting down the Benchmark City Gate Price of Non-residential Natural Gas (Fa Gai Jia Ge Gui [2017] No. 1582) (《關於降低非居民用天然氣基準門站價格的通知》（發改價格規 [2017]1582號）), and whereby the benchmark city gate price of non-residential natural gas will be reduced by RMB100 per thousand cubic metre as of September 1, 2017.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group, and will not have any material impact on the sustainable and healthy development of the business operation as well as the financial position and business operating results of the Group.

4.5 Events after the Balance Sheet Date

In accordance with the Announcement on the Issues Relating to the Management over the Collection of the Refined Oil Consumption Tax (Announcement [2018] No.1 of the State Administration of Taxation)(《關於成品油消費稅徵收管理有關問題的公告》（國家稅務總局公告 2018年第1號）), and whereby, as of March 1, 2018, all refined oil invoices shall be issued via the invoice module for refined oil in the new VAT invoice management system. With respect to gasoline, diesel, naphtha, fuel oil, lubricants that are purchased overseas, imported and recovered from commissioned processing and used to continually produce taxable refined oil, paid consumption tax shall be calculated and deducted as stipulated against the special invoice for refined oil recognised by the VAT invoice selection and confirmation platform, the special payment certificate for customs import tax and tax payment certificate (for withholding only). Save for the above, no vouchers shall be used as a certificate for deduction of consumption tax.

In accordance with the Notice Regarding Special Administration Over Substantial Violation of Laws and Regulations and Dishonest Behaviors in Oil Refining Industry (Fa Gai Ban Yun Xing [2018] No.25)(《關於對煉油領域嚴重違法違規和失信行為開展專項治理工作的通知》（發改辦運行 [2018]25號）) promulgated by the NDRC and other ministries and committees, special administration will be carried out jointly with respect to serious violation of laws and regulations and dishonest behaviors in oil refining industry.

5	Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

✓ Applicable    ☐ Not applicable

(1) Government Grant

The revised Accounting Standard for Business Enterprises No. 16 — Government grants (CAS 16 (2017)) )(《企業會計準則第 16 號——政府補助》(準則 16 號（2017）)) was issued by the Ministry of Finance on May, 2017 and implemented since June 12, 2017.

The main accounting policies after adopting the accounting standard for business enterprises mentioned above are already listed in the Note 4 (19) in the financial statements prepared in accordance with CAS.

The Group reorganised the government grants which existed in January 1, 2017 and change the related accounting policy using prospective application as stipulates under CAS 16 (2017). The Group continues to adopt the relevant accounting standards prior to the issuance of CAS 16 (2017) for the accounting treatment and the disclosure requirements of government grant as at December 31, 2016.

In the Financial statements prepared in accordance with CAS, the impact of adopting the standard on the Group is that the government grants originally related to daily activities will be reclassified from non-operating income to other income or written down the related cost and expenses.

(b) Gains / losses from asset disposals

The Group has prepared financial statements for the year ended December 31, 2017 in accordance with Notice on Revision of the Illustrative Financial Statements (Cai Kuai [2017] No.30)(《關於修訂印發一般企業財務報表格式的通知》（財會 [2017]30 號）). Comparative figures have been adjusted retrospectively. The adoption of such document has no material effect on the financial position and financial performance of the Group.

According to this regulation, the Group has added a separate line item “Gains / losses from asset disposals” in the income statement of the financial statements prepared in accordance with CAS. Gains or losses from disposals of non-current assets (excluding financial instruments, long-term equity investment and investment properties) or disposal groups classified as held for sale, and gains or losses from disposals of fixed assets, oil and gas properties, construction in progress and intangible assets not classified as held for sale are included in this item. In addition, gains or losses from disposals of non-current assets arising from debt restructuring or gains or losses from non-monetary exchanges are included in this item. The above gains or losses were previously presented in “Non-operating income” or “Non-operating expenses”.

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐ Applicable    ✓ Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐ Applicable    ✓ Not applicable

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐ Applicable    ✓ Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

			2017	2016
	Note		RMB million	RMB million
REVENUE	(i	)	2,015,890	1,616,903

OPERATING EXPENSES
Purchases, services and other			(1,285,716)	(959,640)
Employee compensation costs			(125,384)	(117,662)
Exploration expenses, including exploratory dry holes			(23,884)	(18,576)
Depreciation, depletion and amortisation			(237,375)	(218,147)
Selling, general and administrative expenses			(77,042)	(74,255)
Taxes other than income taxes			(198,022)	(189,608)
Other (expenses) / income, net			(745)	21,620

TOTAL OPERATING EXPENSES			(1,948,168)	(1,556,268)

PROFIT FROM OPERATIONS			67,722	60,635

FINANCE COSTS
Exchange gain			8,217	12,828
Exchange loss			(9,311)	(11,571)
Interest income			2,901	2,491
Interest expense			(22,408)	(23,348)

TOTAL NET FINANCE COSTS			(20,601)	(19,600)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES			5,968	4,105

PROFIT BEFORE INCOME TAX EXPENSE	(ii	)	53,089	45,140
INCOME TAX EXPENSE	(iii	)	(16,296)	(15,768)

PROFIT FOR THE YEAR			36,793	29,372

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences			(431)	9,404
Fair value loss from available-for-sale financial assets, net of tax			(608)	(128)
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method			(326)	313

OTHER COMPREHENSIVE (LOSS)/INCOME, NET OF TAX			(1,365)	9,589

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			35,428	38,961

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company			22,798	7,857
Non-controlling interests			13,995	21,515

			36,793	29,372

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company			23,685	15,814
Non-controlling interests			11,743	23,147

			35,428	38,961

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv	)	0.12	0.04

(2) Consolidated Statement of Financial Position

			2017	2016
	Note		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment			1,702,813	1,739,545
Investments in associates and joint ventures			81,159	78,967
Available-for-sale financial assets			1,917	2,011
Advance operating lease payments			73,896	71,353
Intangible and other non-current assets			92,941	102,750
Deferred tax assets			26,724	20,360

TOTAL NON-CURRENT ASSETS			1,979,450	2,014,986

CURRENT ASSETS
Inventories			144,669	146,865
Accounts receivable	(vi	)	53,143	47,315
Prepayments and other current assets			72,014	77,583
Notes receivable			19,215	11,285
Time deposits with maturities over three months but within one year			13,344	686
Cash and cash equivalents			122,777	97,931

TOTAL CURRENT ASSETS			425,162	381,665

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii	)	343,819	310,680
Income taxes payable			9,533	8,743
Other taxes payable			47,898	36,456
Short-term borrowings			175,417	143,384

TOTAL CURRENT LIABILITIES			576,667	499,263

NET CURRENT LIABILITIES			(151,505)	(117,598)

TOTAL ASSETS LESS CURRENT LIABILITIES			1,827,945	1,897,388

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings			712,437	711,197
Reserves			298,062	294,806

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			1,193,520	1,189,024
NON-CONTROLLING INTERESTS			187,799	183,711

TOTAL EQUITY			1,381,319	1,372,735

NON-CURRENT LIABILITIES
Long-term borrowings			289,858	372,887
Asset retirement obligations			131,546	125,392
Deferred tax liabilities			12,660	13,640
Other long-term obligations			12,562	12,734

TOTAL NON-CURRENT LIABILITIES			446,626	524,653

TOTAL EQUITY AND NON-CURRENT LIABILITIES			1,827,945	1,897,388

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	2017	2016
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	42	60
Reversal of provision for impairment of receivables	37	62
Reversal of write down in inventories	49	75
Gain on disposal of investment in subsidiaries (i)	613	24,674

Charged
Amortisation of intangible and other assets	4,495	4,896
Auditors’ remuneration (ii)	53	53
Cost of inventories recognised as expense	1,560,361	1,217,131
Provision for impairment of receivables	3,291	1,671
Loss on disposal of property, plant and equipment	4,939	7,972
Operating lease expenses	20,073	19,027
Research and development expenses	12,323	11,227
Write down in inventories	1,118	2,709

Note (i):	On November 24, 2015, the Board of Directors approved the sale by CNPC Exploration and Development Co., Ltd (“CNPC E&D”), one of the Company’s wholly-owned subsidiaries, of its 50% of equity interest in Trans-Asia Pipeline to CNIC Corporation Limited at a consideration of RMB14,671 million. The transaction was completed in the second quarter of 2016. The gains were attributable to other (expenses)/income, net.
(ii):	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB52 million paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services (2016: RMB66 million).

(iii) Income Tax Expense

	2017	2016
	RMB million	RMB million
Current taxes	23,835	19,762
Deferred taxes	(7,539)	(3,994)

	16,296	15,768

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2017	2016
	RMB million	RMB million
Profit before income tax expense	53,089	45,140

Tax calculated at a tax rate of 25%	13,272	11,285
Tax return true-up	1,275	1,887
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	693	1,797
Effect of preferential tax rate	(5,058)	(2,418)
Tax effect of income not subject to tax	(3,401)	(4,935)
Tax effect of expenses not deductible for tax purposes	9,515	8,152

Income tax expense	16,296	15,768

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the year ended December 31, 2017 and 2016 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2017	2016
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2017 (a)	12,676	—
Proposed final dividends attributable to owners of the Company for 2017 (b)	11,117	—
Interim dividends attributable to owners of the Company for 2016 (c)	—	3,899
Final dividends attributable to owners of the Company for 2016 (d)	—	6,957

	23,793	10,856

(a)	Interim dividends attributable to owners of the Company in respect of 2017 of RMB0.06926 yuan per share amounting to a total of RMB12,676 million were paid on September 15, 2017 (A shares) and on October 27, 2017 (H shares).
(b)	At the first meeting of the Board in 2018, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2017 of RMB0.06074 yuan per share amounting to a total of RMB11,117 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ending December 31, 2018 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2016 of RMB0.02131 yuan per share amounting to a total of RMB3,899 million were paid on September 21, 2016 (A shares) and on October 28, 2016 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2016 of RMB0.03801 yuan per share amounting to a total of RMB6,957 million were paid on June 22, 2017 (A shares) and on July 27, 2017 (H shares).
(e)	Final dividends attributable to owners of the Company in respect of 2015 of RMB0.02486 yuan per share amounting to a total of RMB4,550 million were paid on June 8, 2016 (A shares) and on July 14, 2016 (H shares).

(vi) Accounts Receivable

	December 31, 2017	December 31, 2016
	RMB million	RMB million
Accounts receivable	57,914	49,338
Less: Provision for impairment of receivables	(4,771)	(2,023)

	53,143	47,315

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier) at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
	RMB million	RMB million
Within 1 year	51,051	43,686
Between 1 and 2 years	1,203	2,744
Between 2 and 3 years	379	437
Over 3 years	510	448

	53,143	47,315

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2017	December 31, 2016
	RMB million	RMB million
Trade payables	103,201	80,606
Advances from customers	67,176	60,590
Salaries and welfare payable	6,955	5,396
Accrued expenses	213	123
Dividends payable by subsidiaries to non-controlling shareholders	139	2,356
Interest payable	3,910	4,536
Construction fee and equipment cost payables	121,313	118,011
Loans borrowed from related parties	—	1,432
Other	40,912	37,630

	343,819	310,680

Other consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
	RMB million	RMB million
Within 1 year	94,996	74,450
Between 1 and 2 years	4,241	3,293
Between 2 and 3 years	1,894	944
Over 3 years	2,070	1,919

	103,201	80,606

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the year ended December 31, 2017 and 2016 is as follows:

Year Ended December 31,2017	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	505,430	707,804	1,660,456	295,786	2,057	3,171,533
Less: intersegment sales	(409,303)	(535,515)	(179,692)	(30,476)	(657)	(1,155,643)

Revenue from external customers	96,127	172,289	1,480,764	265,310	1,400	2,015,890

Depreciation, depletion and amortisation	(169,484)	(32,319)	(12,734)	(21,146)	(1,692)	(237,375)
Profit/(loss) from operations	15,475	39,961	8,279	15,688	(11,681)	67,722

Year Ended December 31, 2016	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	412,484	582,510	1,301,616	247,477	2,197	2,546,284
Less: intersegment sales	(335,716)	(438,853)	(126,344)	(27,784)	(684)	(929,381)

Revenue from external customers	76,768	143,657	1,175,272	219,693	1,513	1,616,903

Depreciation, depletion and amortisation	(155,192)	(25,475)	(12,891)	(22,743)	(1,846)	(218,147)
Profit/(loss) from operations	3,148	39,026	11,048	17,885	(10,472)	60,635

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit: RMB million

	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	136,121	98,617	44,432	15,201
Notes receivable	19,215	11,285	9,794	8,356
Accounts receivable	53,143	47,315	9,293	7,637
Advances to suppliers	10,191	16,479	4,065	3,495
Other receivables	13,904	10,846	23,355	60,077
Inventories	144,669	146,865	94,439	96,982
Other current assets	47,919	50,258	35,909	39,397

Total current assets	425,162	381,665	221,287	231,145

Non-current assets
Available-for-sale financial assets	1,937	2,031	1,339	1,318
Long-term equity investments	81,216	79,003	382,450	377,498
Fixed assets	694,359	670,801	331,221	344,905
Oil and gas properties	811,604	845,729	547,073	571,701
Construction in progress	190,540	215,209	135,257	111,600
Construction materials	5,652	7,284	2,609	3,333
Intangible assets	72,913	71,490	54,813	53,423
Goodwill	41,934	46,097	—	—
Long-term prepaid expenses	26,711	26,013	21,768	21,076
Deferred tax assets	26,724	20,360	23,354	17,248
Other non-current assets	26,158	31,268	8,288	11,387

Total non-current assets	1,979,748	2,015,285	1,508,172	1,513,489

TOTAL ASSETS	2,404,910	2,396,950	1,729,459	1,744,634

	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	93,881	71,969	84,770	50,790
Notes payable	10,697	9,933	10,048	9,024
Accounts payable	224,514	198,617	109,381	108,654
Advances from customers	67,176	60,590	44,435	39,653
Employee compensation payable	6,955	5,396	5,051	3,566
Taxes payable	57,431	45,199	41,312	30,908
Other payables	28,755	28,195	21,093	23,438
Current portion of non-current liabilities	81,536	71,415	63,822	45,020
Other current liabilities	5,722	7,949	3,157	3,853

Total current liabilities	576,667	499,263	383,069	314,906

Non-current liabilities
Long-term borrowings	195,192	243,675	94,299	146,625
Debentures payable	94,666	129,212	85,000	119,000
Provisions	131,546	125,392	92,137	88,006
Deferred tax liabilities	12,667	13,646	—	—
Other non-current liabilities	12,562	12,734	6,268	6,335

Total non-current liabilities	446,633	524,659	277,704	359,966

Total liabilities	1,023,300	1,023,922	660,773	674,872

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	128,639	128,377	127,881	127,882
Special reserve	13,366	13,188	7,503	7,792
Other comprehensive income	(27,433)	(28,320)	352	783
Surplus reserves	188,769	186,840	177,677	175,748
Undistributed profits	707,448	706,213	572,252	574,536

Equity attributable to equity holders of the Company	1,193,810	1,189,319	1,068,686	1,069,762

Non-controlling interests	187,800	183,709	—	—

Total shareholders’ equity	1,381,610	1,373,028	1,068,686	1,069,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,404,910	2,396,950	1,729,459	1,744,634

(2) Consolidated and Company Income Statements

Unit: RMB million

Items	2017	2016	2017	2016
	The Group	The Group	The Company	The Company
Operating income	2,015,890	1,616,903	1,165,213	996,876
Less: Cost of sales	(1,584,245)	(1,235,707)	(878,505)	(738,834)
Taxes and surcharges	(196,095)	(187,846)	(163,906)	(161,257)
Selling expenses	(66,067)	(63,976)	(46,234)	(44,733)
General and administrative expenses	(77,565)	(75,958)	(51,893)	(52,056)
Finance expenses	(21,648)	(20,652)	(17,345)	(18,856)
Asset impairment losses	(26,054)	(12,858)	(14,745)	(8,052)
Add: Investment income	6,734	28,968	25,215	14,215
Less: Losses from asset disposal	(1,184)	(1,935)	(1,138)	(1,401)
Add: Other income	8,003	—	4,558	—

Operating profit/(loss)	57,769	46,939	21,220	(14,098)

Add: Non-operating income	3,612	10,220	2,933	6,944
Less: Non-operating expenses	(8,298)	(11,967)	(6,842)	(11,272)

Profit/(loss) before taxation	53,083	45,192	17,311	(18,426)

Less: Taxation	(16,295)	(15,778)	1,978	2,875

Net profit/(loss)	36,788	29,414	19,289	(15,551)

Attributable to:
Net profit/(loss) from continuous operation	36,788	29,414	19,289	(15,551)
Net profit/(loss) from discontinued operation	—	—	—	—
Attributable to:
Equity holders of the Company	22,793	7,900	19,289	(15,551)
Non-controlling interests	13,995	21,514	—	—
Earnings/(losses) per share
Basic earnings/(losses) per share (RMB Yuan)	0.12	0.04	0.11	(0.08)
Diluted earnings/(losses) per share (RMB Yuan)	0.12	0.04	0.11	(0.08)

Other comprehensive (loss)/income	(1,365)	9,589	(431)	255

Other comprehensive income/(loss) attributable to equity holders of the Company, net of tax	887	7,957	(431)	255

Other comprehensive income/(loss) would be reclassified to profit or loss
Including:
Share of other comprehensive (loss)/income of equity-accounted investee	(326)	313	(447)	300
Gains or losses arising from changes in fair value of available-for-sale financial assets	(36)	(128)	16	(45)
Translation differences arising on translation of foreign currency financial statements	1,249	7,772	—	—
Other comprehensive (loss)/income attributable to non-controlling interests of the Company, net of tax	(2,252)	1,632	—	—

Total comprehensive income/(loss)	35,423	39,003	18,858	(15,296)

Attributable to:
Equity holders of the Company	23,680	15,857	18,858	(15,296)
Non-controlling interests	11,743	23,146	—	—

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company, during the twelve months ended December 31, 2017.

7 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with the relevant requirements set out in the Model Code in the reporting period.

8 Compliance with the Corporate Governance Code

Save as disclosed below, for the year ended December 31, 2017, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules:

After the Company additionally appointed a director on October 20, 2016, the number of independent non-executive directors falls below one-third of the Board. Upon careful consideration about the laws and regulations of the places of listing, the background of the industry that the Company is engaged in and the existing corporate structure of the Company, the members of the board of directors elected at the 2016 annual general meeting of the Company held on June 8, 2017 all meet the regulatory rules and are complied with Rule 3.10A of the Listing Rules.

9 Audit Committee

The Audit Committee of the Company comprises Mr. Lin Boqiang, Mr. Liu Yuezhen and Mr. Zhang Biyi. The major responsibilities of the Audit Committee are to review and monitor the Group’s financial reporting procedures and internal control systems and to provide opinions to the Board. The Audit Committee of the Company has reviewed and confirmed the annual results for the twelve months ended December 31, 2017.

The figures set out in the results announcement of the Group for the year ended December 31, 2017 have been reviewed by the Company’s auditor to be consistent with the figures set out in the Group’s audited consolidated financial statements for the year ended December 31, 2017.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

March 22, 2018

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as the Vice Chairman and non-executive Director; Mr. Wang Dongjin as the Vice Chairman and executive Director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive Directors; Mr. Hou Qijun as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.